1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Mike Ma, Spokesperson
www.spil.com.tw	mikema@spil.com.tw
+886-4-25545527#5601

SPIL Board of Directors Proposes NT$ 3.8 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Feb 24, 2016

Taichung, Taiwan, February 24, 2016 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of NT$ 2.8 cash dividend per share and NT$ 1.0 capital reserve per share. The proposal will be discussed and brought to a vote at the Company’s general shareholders’ meeting scheduled on May 16, 2016. The Board of Directors also approved:

1.	Approved the 2015 Business Report and Financial Statements.

2.	Approved a proposal for distribution of 2015 profits:

(1)	A cash dividend of NT$ 2.8 per share will be distributed to the common shareholders.

(2)	In SPIL’s 2015 net income of NT$ 8.76 billion, it is proposed to distribute Employees’ profit sharing bonus of NT$ 1.13 billion and Directors’ compensation of NT$ 0.11 billion.

3.	Approved a cash distribution to the common shareholders amounted to NT$ 3.8 per share, of which NT$ 1.0 per share is from capital reserve, and NT$ 2.8 per share is earnings distribution.

4.	Approved to amend the Company’s Articles of Incorporation. Mainly the amendments are the revision according to Article 235 of the Company Act and the deletion of relevant article of Supervisors.

5.	Approved to schedule the 2016 Regular Shareholders’ Meeting at 9:30 AM on May 16, 2016 at Room 101, 1F Administration Building of Taichung Science-based Industrial Park (No.2, Zhongke Rd., Xitun Dist., Taichung City)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 24, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer